UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 09, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 07 June 2016

Orange publishes its first integrated annual report

Orange has chosen a new integrated report style to present its activities in 2015, adding a CSR overview of its Essentials2020 strategic plan.

During its 2016 General Meeting, Orange published an “Integrated Annual Report” for the first time, which invites shareholders but also the public to consider the CSR aspect of its strategy. It aims to show how Orange, a digital, effective and responsible company, focuses on a sustainable business plan to benefit its customers and create value for the whole society by making digital technology a driver of progress for all.

An ambition pursued by Stéphane Richard, CEO of Orange, in his editorial: “Digital technology changes our lives. The real issue behind technology is human beings. Through our role as an operator, our history, the expertise of our teams, but also our investments, we believe that we can contribute to guide current global changes in a positive way”.

This report is based on responses to 7 major questions:

•  Why is digital technology as much a human revolution as a technological one?

•  How is the face of Orange's markets changing?

•  How are the networks responding to the explosion in demand for connectivity?

•  What is customer experience in the digital era?

•  How can we improve our support for employees in the digital world?

•  Is digital technology a catalyst for economic and social development?

•  Is effective governance possible?

Responses are provided by members of the Executive Committee and Orange experts, but also by market players such as Yves Gassot from IDATE, Mats Grandryd from GSMA as well as Boutheina Guermazi from the World Bank. Each gives their view on the challenges of the sector faced with market issues, their perspective on the contribution of telecoms to economic and social development and the contribution of digital technology to the ecological and energy transition.

Orange voluntarily wanted this approach to be transparent to better demonstrate its determination to make digital technology a powerful driver for positive change worldwide, meeting each person’s expectations as closely as possible. “This publication is entirely consistent with our brand ambition, which was recently redefined based on listening to our customers in order to provide tangible responses to what is essential for them. This report is a perfect example of the presence of Orange in all aspects of daily life,” explains Béatrice Mandine, Senior Executive of Communication and Branding.

The desired transparency of this report is also based on 15 clear financial and extra-financial indicators which will be monitored as part of the strategic plan.
Ramon Fernandez, Deputy CEO in charge of Group Strategy and Finance, also takes this opportunity to note that “this Integrated Annual Report goes beyond a classic annual report, as I am convinced that the performance of our company must not be solely focused on its financial results: our ability to respond to the social, societal and environmental issues of this century is a key aspect.”

This integrated report does away with the concept of a Corporate Social Responsibility report. Only a CSR section remains on the Group's company website, which includes a summary of its achievements in 2015 and tables containing social and environmental data - all verified by one of our auditors. An interactive database is also available which displays how our environmental and social data has developed over the past 4 years. A CSR roadmap has also been published and will be used as a reference framework for CSR initiatives launched by the Group in the coming years.

“This new reporting exercise is based on a shared belief amongst the executive committee and I am happy that Corporate Social Responsibility has found its place this year as part of our Essentials2020 strategy: The company’s ambition and responsible commitment are now a reflection of each other and subsequently support each other,” Christine Albanel, Senior Executive of Corporate Social Responsibility, Diversity, Partnerships and Solidarity.

To view the integrated annual report online: http://www.orange.com/en/2015IAR/2015IAR
To see the CSR section: http://www.orange.com/en/Responsibility

1

A propos d'Orange

Orange est l'un des principaux opérateurs de télécommunications dans le monde, avec un chiffre d'affaires de 40 milliards d'euros en 2015 et 155 000 salariés au 31 mars 2016, dont 96 000 en France. Présent dans 28 pays, le Groupe servait 252 millions de clients dans le monde au 31 mars 2016, dont 191 millions de clients mobile et 18 millions de clients haut débit fixe. Orange est également l'un des leaders mondiaux des services de télécommunications aux entreprises multinationales sous la marque Orange Business Services. En mars 2015, le Groupe a présenté son nouveau plan stratégique « Essentiels2020 » qui place l'expérience de ses clients au coeur de sa stratégie, afin que ceux-ci puissent bénéficier pleinement du monde numérique et de la puissance de ses réseaux très haut débit.

Orange est coté sur Euronext Paris (symbole ORA) et sur le New York Stock Exchange (symbole ORAN).

Pour plus d'informations (sur le web et votre mobile) : www.orange.com, www.orange-business.com, www.livetv.orange.com ou pour nous suivre sur Twitter : @presseorange.

Orange et tout autre produit ou service d'Orange cités dans ce communiqué sont des marques détenues par Orange ou Orange Brand Services Limited.

Orange press contact

Marie-Paule Freitas - 01 44 44 93 93 - mpaule.freitas@orange.com

ORANGE

Date: June 09, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations